NO ACT

PE
12-29-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005640

January 24, 2011

Laura K. McAvoy
Musick, Peeler & Garrett LLP
2801 Townsgate Road, Suite 200
Westlake Village, CA 91361

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-24-11

Re: Berry Petroleum Company
Incoming letter dated December 29, 2010

Dear Ms. McAvoy:

This is in response to your letter dated December 29, 2010 concerning the shareholder proposal submitted to Berry by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Gerald R. Armstrong

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Berry Petroleum Company
Incoming letter dated December 29, 2010

The proposal requests the board to take the steps necessary to eliminate the classification of terms of the board of directors to require that all directors stand for election annually.

There appears to be some basis for your view that Berry may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Berry does not have a classified board and its stockholders elect all of its directors on an annual basis. Accordingly, we will not recommend enforcement action to the Commission if Berry omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MUSICK, PEELER & GARRETT LLP
ATTORNEYS AT LAW

LAURA K. MCAVOY
l.mcavoy@mpglaw.com
(805) 418-3115

2801 TOWNSGATE ROAD, SUITE 200
WESTLAKE VILLAGE, CALIFORNIA 91361

TELEPHONE: (805) 418-3100
FACSIMILE: (805) 418-3101
WWW.MUSICKPEELER.COM

LOS ANGELES
ORANGE COUNTY
SAN DIEGO
SAN FRANCISCO
SANTA BARBARA
WESTLAKE VILLAGE

FILE NO.: 09599.001

December 29, 2010

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Berry Petroleum Company
Shareholder Proposal of Gerald R. Armstrong Regarding Annual Election of Directors and Elimination of Classified Board

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel for Berry Petroleum Company, a Delaware corporation ("Berry" or the "Company"), we request confirmation from the Staff of the Division of Corporation Finance (the "Division") that it will not recommend enforcement action if the Company omits from its proxy materials for the Company's 2011 Annual Meeting of Stockholders ("2011 Annual Meeting") the Stockholder's Proposal (as defined below) pursuant to Exchange Act Rule 14a-8(i)(10) for the reasons set forth below.

GENERAL

The Company received a proposal and supporting statement dated November 29, 2010 (the "Stockholder's Proposal") from Gerald R. Armstrong (the "Stockholder") for inclusion in the proxy materials for the 2011 Annual Meeting. The Stockholder's Proposal is attached to this letter as Exhibit A. The Company intends to hold the 2011 Annual Meeting on or about May 11, 2011 and to file its definitive proxy materials with the Securities and Exchange Commission (the "SEC") on or about March 30, 2011. Accordingly, this letter is being filed with the SEC, pursuant to Rule 14a-8(j), no later than eighty calendar days before the Company files its definitive Proxy Materials with the SEC.

In accordance with Staff Legal Bulletin No. 14D, we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov. The undersigned has included her name and telephone number both in this letter and the body of the email accompanying this letter. A copy of this letter and its attachments is being mailed on this date to the Stockholder informing him of the Company's intention to omit the Stockholder's Proposal from its proxy materials for the 2011 Annual Meeting.

THE STOCKHOLDER'S PROPOSAL

The Stockholder's Proposal seeks stockholder approval of the following:

> "That the shareholders of BERRY PETROLEUM COMPANY request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors."

REASON FOR EXCLUSION OF THE STOCKHOLDER'S PROPOSAL

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management . . . ." Exchange Act Release No. 34-12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., Exxon Mobil Corp. (avail. Jan. 24, 2001); The Gap, Inc. (avail. Mar. 8, 1996); Nordstrom, Inc. (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. See Exchange Act Release No. 40018 at n.30 and accompanying text (May 21,1998) (the "1998 Release");Exchange Act Release No. 20091 at § II.E.6. (Aug. 16, 1983) (the "1983 Release").

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the stockholder proponent. See 1983 Release; see also Caterpillar Inc. (avail. Mar. 11, 2008); Wal-Mart Stores, Inc. (avail. Mar. 10, 2008); PG&E Corp. (avail. Mar. 6, 2008); The Dow Chemical Co. (avail. Mar. 5, 2008); and Johnson & Johnson (avail. Feb. 22, 2008). Differences between a company's actions and a stockholder proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. See, e.g., Masco Corp. (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

We believe that the Stockholder's Proposal may be properly omitted in accordance with Exchange Act Rule 14a-8(i)(10) because the Company has always complied with the changes requested in the Stockholder's Proposal, and a such there is no need for a stockholder vote. Specifically, Berry does not have (and has never had) a classified board and its stockholders elect (and has always elected) all of its directors on an annual basis, thus causing the Stockholder's Proposal to be "fully effected." Delaware General Corporation Law (DGCL) Section 211(b) provides that "an annual meeting of stockholders shall be held for the election of directors . . . ." Additionally, DGCL Section 141(d) provides that "[t]he directors of any corporation organized under this chapter <u>may</u>, by the certificate of incorporation or by an initial bylaw, or by a bylaw adopted by a vote of the stockholders, be divided into 1, 2 or 3 classes . . ." (emphasis added). Berry has no such provision in either its amended and restated certificate of incorporation (filed as Exhibit 3.1 to the Berry's Quarterly Report on Form 10-Q for the period ended June 30, 2006) or in its restated bylaws (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K on December 11, 2009). Furthermore, as evidenced by every proxy filed by the Company with the SEC, Berry's stockholders already elect directors on an annual basis. Therefore, we believe that the underlying concerns set forth in the Stockholder's Proposal have been fully implemented and the Stockholder's Proposal should be excluded from the proxy materials for the 2011 Annual Meeting.

CONCLUSION

On the basis of the foregoing and on behalf of the Company, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Company's proxy materials for the 2011 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 805-418-3115 or, in my absence, Aaron Botti at 805-418-3113. Thank you for your prompt attention to this matter.

Very truly yours,



Laura K. McAvoy
for MUSICK, PEELER & GARRETT LLP

Enclosure
cc: Gerald R. Armstrong (Certified Mail 7010 1670 0000 4316 1931)
Davis O. O'Connor, Berry Petroleum Company

718594.1

EXHIBIT A

STOCKHOLDER'S PROPOSAL

*** FISMA & OMB Memorandum M-07-16 ***

November 29, 2010

BERRY PETROLEUM COMPANY
Attention: Corporate Secretary
1999 Broadway, Suite 3700
Denver, Colorado 80202

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of Berry Petroleum Company, at the coming annual meeting in 2011, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 400 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Certified Mail No. 7008 1140 0004 5081 7642

RESOLUTION

That the shareholders of BERRY PETROLEUM COMPANY request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors

STATEMENT

The current practice of electing only one-third of the directors for three-year terms is not in the best interest of the corporation or its shareholders. Eliminating this staggered system increases accountability and gives shareholders the opportunity to express their views on the performance of each director annually. The proponent believes the election of directors is the strongest way that shareholders influence the direction of any corporation and our corporation should be no exception.

As a professional investor, the proponent has introduced the proposal at several corporations which have adopted it. In others, opposed by the board or management, it has received votes in excess of 70% and is likely to be reconsidered favorably.

The proponent believes that increased accountability must be given our shareholders whose capital has been entrusted in the form of share investments especially during these times of great economic challenge.

Arthur Levitt, former Chairman of The Securities and Exchange Commission said, "In my view, it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them."

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders.

In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.